Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and six months ended June 30, 2014 and 2013

TABLE OF CONTENTS

GENERAL	1
HIGHLIGHTS	3
OUTLOOK	4
CONSOLIDATED FINANCIAL INFORMATION(1)	5
KEY PERFORMANCE INDICATORS(1)	5
REVIEW OF OPERATIONS	9
FINANCIAL REVIEW	12
SUMMARY OF QUARTERLY RESULTS	16
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	16
OUTSTANDING SHARE CAPITAL	18
NON-GAAP MEASURES	18
ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS	20
OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES	24
RISKS AND CONTROLS	24
FORWARD-LOOKING STATEMENTS	27
ADDITIONAL INFORMATION	28

GENERAL

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company, including the notes thereto, for the three and six months ended June 30, 2014 and 2013 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standards Board, and the annual MD&A for the year ended December 31, 2013.  This MD&A has taken into account information available up to and including July 30, 2014. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future mining or milling capacity, future growth, future financial position, the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Overview

Lake Shore Gold is a gold producing company with two operating mines, a central milling facility and a large portfolio of growth projects and exploration properties, all located in the Timmins Gold Camp of Northern Ontario.

The Company’s Timmins West Complex is located 18 kilometres west of the City of Timmins and hosts the Timmins West Mine, an underground mining operation that produced 107,100 ounces of gold in 2013 and 75,900 ounces in the first half of 2014.  Production at Timmins West Mine comes from two deposits, Timmins Deposit and Thunder Creek Deposit, both of which are open for expansion. Additional growth opportunities at Timmins West Complex include the Gold River Trend Deposit, located 3 kilometres south of Timmins West Mine, where, to date, over a million ounces of resources have been identified, and, the 144 project, which covers a four kilometre trend to the southwest of Thunder Creek. Encouraging drill results have already been reported at 144 with considerable potential for new discoveries.

On the east side of the City of Timmins, the Bell Creek Complex hosts the Company’s newly-expanded milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produced 27,500 ounces in 2013 and 20,900 ounces in the first half of 2014. Significant potential exists to grow the Bell Creek Mine operation given that the majority of resources are located below current mining operations, in the Labine Deep Zone. Bell Creek Complex also hosts two additional deposits, Vogel and Marlhill, as well as other exploration targets.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold milling circuit, which processes ore from both the Timmins West and Bell Creek mines. Following completion of an expansion in the third quarter of 2013, throughput at the mill has consistently averaged well over 3,000 tonnes per day with average recoveries consistently exceeding 95%.

A third gold complex, the Fenn-Gib Deposit, is located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced stage exploration project, which hosts a large, near-surface deposit with excellent potential for further growth.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Strategy

Lake Shore Gold’s strategy for increasing shareholder value is focused on increasing the valuation of the Company’s current business operations, advancing its wholly owned projects and drilling to realize its significant exploration potential. To grow value from current operations, the Company is focused on consistently meeting or exceeding its key production and cost targets. Generating strong operating results is a key driver of cash flow as well as the Company’s ability to further increase its cash position, while also repaying debt and investing to extend mine life at its existing operations.  Through drilling, engineering and metallurgical work, the Company is also advancing a number of attractive growth projects and exploration properties, with a focus on those closest to its existing mines. These projects and properties are all wholly owned, with the work being performed intended to better determine and demonstrate their significant value potential.

HIGHLIGHTS

This MD&A contains measures that are not prepared in accordance with Generally Accepted Accounting Principles (“GAAP”).  Each of the following is a Non-GAAP measure: cash operating costs(1) and cash operating cost per ounce sold(1), cash earnings from mine operations(2), all-in sustaining costs and all-in sustaining cost per ounce sold(3), and adjusted net earnings (loss)(4).  The Company believes these Non-GAAP measures provide useful information that can be used to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income (Loss) for the three and six month periods ended June 30, 2014 and 2013 is set out beginning on page 18 of this MD&A.

Second Quarter 2014 (“Q2/14”) and Six-Month 2014 (“6M/14”) Operating Highlights

•                  Record gold production of 52,300 ounces in Q2/14 and 96,900 ounces in 6M/14

•                  Record gold poured of 53,500 ounces in Q2/14 and 99,200 ounces in 6M/14

•                  Mill throughput of 309,800 tonnes (approximately 3,400 tonnes per day) in Q2/14 and 593,600 tonnes (approximately 3,280 tonnes per day) in 6M/14

•                  Average grade of 5.4 grams per tonne in Q2/14 and 5.3 grams per tonne in 6M/14

Q2/14 and 6M/14 Financial Highlights

•                  Record gold sales of 53,500 ounces in Q2/14 and 96,500 ounces in 6M/14

•                  Total revenues of $75.1 million in Q2/14 and $136.6 million in 6/14

•                  Cash operating cost per ounce sold of US$556 in Q2/14 and US$585 in 6M/14, based on total cash operating costs of $32.4 million (production costs of $32.5 million) and $61.9 million (production costs of $62.1 million), respectively

•                  All-in sustaining cost per ounce sold of US$784 in Q2/14 and US$862 in 6M/14

•                  Total capital investment of $11.8 million in Q2/14 and $24.5 million in 6M/14

•                 Total debt repayments of approximately $17.4 million in 6M/14, including $10.0 million prepayment on standby line of credit on June 4, 2014

•                  Cash and bullion at June 30, 2014 of approximately $53.4 million versus $34.0 million at December 31, 2013

•                  Net earnings of $13.1 million ($0.03 per common share) in Q2/14 and $17.8 million ($0.04 per common share) in 6M/14

•                  $5.0 million flow-through financing completed in May 2014 to fund exploration drilling at high-potential targets.

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three and six months ended June 30, 2014 and 2013 is set out on page 18 of this MD&A.

(2)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. The Company defines cash earnings from mine operations by adding depletion and depreciation and share based payments in production costs to earnings from mine operations. A reconciliation of cash earnings from mine operations to earnings from mine operations for the three and six months ended June 30, 2014 and 2013 is set out on page 18 of this MD&A.

(3)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining costs and all-in sustaining cost per ounce to total production costs for the three and six months ended June 30, 2014 and 2013 is set out on page 18 of this MD&A.

(4)         Adjusted net earnings (loss) excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings (loss) to net earnings(loss) for the three and six months ended June 30, 2014 and 2013 is set out on page 18 of this MD&A.

OUTLOOK

The Company’s key performance targets for the full-year 2014 include:

•                  Gold production of 160,000 — 180,000 ounces;

•                  Cash operating cost per ounce sold of US$675 to US$775;

•                  All-in sustaining cost per ounce sold between US$950 and US$1,050;

•                  Total production costs of $128.0 million; and,

•                  Total principal debt repayments of $25 million.

The Company is well positioned to achieve the top end of its full-year 2014 target range for production and to meet, and possibly beat, its targets for cash operating costs and all-in sustaining costs. In addition, after repaying $17.4 million of debt in 6M/14, the Company is on track for total debt repayments of $25 million for the full year, with repayments in the second half of 2014 to come from monthly payments on the Company’s gold loan.

In addition to generating strong operating results and building its cash positon, another important priority during the second half of 2014 will be completing drill programs at both the Timmins West and Bell Creek mines aimed at upgrading resources and identifying extensions to mineralization.  In addition to existing drill programs, the Company plans to invest $1.8 million to complete another 18,000 metres of drilling at Bell Creek to further test the extension of mineralization below the current reserve in support of continuing development below the 775 Level into the Labine

Deep Zone. The Company will also invest $1.6 million on a new surface exploration program that will be focused on high-potential targets near its current mining operations. Drilling, engineering and metallurgical work will also continue at a number of the Company’s growth projects.

CONSOLIDATED FINANCIAL INFORMATION(1)

	Three months ended			Six months ended June 30,
(in $’000, except the per share amounts)	June 30, 2014	March 31, 2014	June 30, 2013	2014	2013
Revenue	$75,091	$61,459	$39,675	$136,550	$82,532
Production costs	$32,506	$29,565	$25,987	$62,071	$52,111
Earnings from mine operations	$22,284	$14,397	$1,797	$36,681	$5,657
Earnings (loss) from continuing operations	$13,133	$4,695	$(1,144)	$17,828	$(1,756)
Net earnings (loss)	$13,133	$4,695	$(5,446)	$17,828	$(6,058)
Basic net income (loss) per share from continuing operations	$0.03	$0.01	$(0.00)	$0.04	$(0.00)
Basic net income (loss) per share	$0.03	$0.01	$(0.01)	$0.04	$(0.01)
Cash flows from continuing operating activities	$36,828	$24,928	$7,659	$61,756	$23,855

KEY PERFORMANCE INDICATORS(1)

	Three months ended			Six months ended June 30,
	June 30, 2014	March 31, 2014	June 30, 2013	2014	2013
Tonnes milled	309,800	283,800	230,960	593,600	428,560
Grade	5.4	5.1	4.3	5.3	4.1
Average mill recoveries	96.6%	96.6%	95.7%	96.6%	95.6%
Ounces produced	52,300	44,600	30,800	96,900	54,000
Ounces poured	53,500	45,700	31,800	99,200	52,300
Ounces sold	53,500	43,000	27,600	96,500	53,700
Average price (US$/oz)	$1,289	$1,294	$1,409	$1,291	$1,516
Average price ($/oz)	$1,404	$1,430	$1,441	$1,416	$1,539
Cash operating costs (US$/oz)	$556	$621	$908	$585	$944
Cash operating costs ($/oz)	$606	$685	$937	$641	$966
All - in sustaining costs (US$/oz)	$784	$960	$1,257	$862	$1,398
All - in sustaining costs ($/oz)	$854	$1,060	$1,297	$946	$1,430
Cash earnings from mine operations ($000s)	$42,686	$31,989	$13,808	$74,675	$30,667
Adjusted net earnings (loss) ($000s)	$13,173	$5,571	$(4,231)	$18,744	$(6,900)
Adjusted net earnings (loss) per share ($/share)	$0.03	$0.01	$(0.01)	$0.04	$(0.02)

(1)         The Company’s Consolidated Financial Information includes measures prepared in accordance with GAAP. The Company’s Key Performance Indicators include a number of Non-GAAP measures, including cash operating costs, all-in sustaining costs, cash earnings from mine operations as well as adjusted net earnings (loss) and adjusted net earnings (loss) per share, which the Company believes provide useful information that can be used to evaluate the Company’s performance. These Non-GAAP measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for the measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income (Loss) is set out on page 18 of this MD&A.

An overriding financial objective for the Company is increasing its cash position through internally generated cash flow. Achieving this objective is critical for funding the Company’s operations, reducing debt and providing the financial strength to invest in future production growth. In addition to the Company’s level of cash and bullion, other key performance indicators include the business inputs that drive cash flow generation, specifically, gold production, gold poured and gold sales, as well as unit costs which, along with the gold price, determine the Company’s margins. Also important to the Company’s cash position is its ability to manage its capital investment as well as its debt levels. The Company also regards profitability, as measured by net earnings, earnings from mine operations and cash earnings from mine operations, as an important indicator of the sustainability of its business.

Record Production in Q2/14 and 6M/14

Production in Q2/14 was 52,300 ounces of gold, a quarterly record and 70% higher than the 30,800 ounces produced in the second quarter of 2013 (“Q2/13”). Production levels in the current year’s second quarter reflected 34% growth in average mill throughput compared to Q2/13, to 3,400 tonnes per day, and a 26% increase in the average grade, to 5.4 grams per tonne. The Company completed an expansion of its milling facility in the third quarter of 2013, and since that time both its mill and mining operations have consistently produced at rates exceeding 3,000 tonnes per day. Higher average grades compared to a year earlier reflected mine sequencing and process improvements. Gold poured during Q2/14 totaled 53,500 ounces, a 68% increase from 31,800 ounces in Q2/13.

In 6M/14, production achieved a half-year record of 96,900 ounces, a 79% increase from 54,000 ounces in the first six months of 2013 (“6M/13”). Mill throughput in 6M/14 averaged 3,280 tonnes per day, a 38% increase from 6M/13, reflecting higher production volumes following completion of the Company’s mill expansion in the third quarter of 2013. The average grade in 6M/14 was 5.3 grams per tonne compared to 4.1 grams per tonne in 6M/13 due mainly to mine sequencing. Gold poured during 6M/14 totaled 99,200 ounces, an increase from 52,300 ounces in 6M/13.

Increased Gold Sales Drive Revenues Higher

Gold sales in the second quarter of 2014 totaled 53,500 ounces, almost double the 27,600 ounces sold in Q2/13, reflecting higher production levels. Strong growth in volumes more than offset the impact of a 3% reduction in the average Canadian dollar gold price to $1,404 (US$1,289) per ounce compared to $1,441 (US$1,409) per ounce in Q2/13, leading to an 89% increase in revenues to $75.1 million in Q2/14 versus $39.7 million in Q2/13. The lower average gold price in Q2/14 reflected a 9% reduction in the US$ gold price in Q2/14 compared to Q2/13, which was largely offset by the impact of a weaker Canadian dollar (US$1:C$0.918 in Q2/14 versus US$1:C$0.978 in Q2/13).

Gold sales in 6M/14 totaled 96,500 ounces, 80% higher than the 53,700 ounces of gold sales in 6M/13. Total revenues in 6M/14 totaled $136.6 million, an increase of 65% from 6M/13, with the impact of strong volume growth more than offsetting an 8% reduction in the average gold price, to $1,416 (US$1,291) per ounce from $1,539 (US$1,516) per ounce in 6M/13.

Lower Unit Operating Costs Lead to Significant Margin Improvement

Total production costs in Q2/14 totaled $32.5 million, an increase from $26.0 million in Q2/13 due to increased production volumes. On a unit cost basis, cash operating cost per ounce sold of US$556 improved by US$352 or 39% from US$908 in Q2/13. All-in sustaining costs averaged

US$784 per ounce sold in Q2/14, a 38% improvement from US$1,257 per ounce sold in Q2/13 and US$505 per ounce less than the average selling price for the quarter of US$1,289.

Total production costs in 6M/14 totaled $62.1 million, an increase from $52.1 million in 6M/13 reflecting higher production volumes. On a unit cost basis, cash operating cost per ounce sold totaled US$585 in 6M/14, a 38% improvement from US$944 in 6M/13 and well below the Company’s target range for full-year 2014 of US$675 — US$775. All-in sustaining cost per ounce sold averaged US$862, a 38% improvement from US$1,398 in 6M/13 and US$429 per ounce less than the average selling price of US$1,291 per ounce during 6M/14.

Capital Expenditures in Line with Expectations

During Q2/14, the Company invested a total of $11.8 million in its mining interests, a reduction of 57% from $27.8 million invested in Q2/13. During last year’s second quarter, the Company was still investing significant capital in its mill expansion, which was completed during the third quarter of 2013, and had higher levels of investment for development and infrastructure at its mining operations.

Capital investment in 6M/14 totaled $24.5 million, 63% lower than the $66.0 million invested in the 6M/13.

$17.4 Million of Debt Repayments in 6M/14

Total debt repayments in Q2/14 totaled $13.7 million, including $10.0 million related to a prepayment on the Company’s standby line of credit. The prepayment was made without penalty and reduced the outstanding balance on the standby line of credit to $20.0 million from $30.0 million. The remaining $3.7 million of debt repayments in Q2/14 related to the Company’s gold loan and represented the principal portion of monthly payments made during Q2/14.

Total debt repayments in the first half of 2014 totaled $17.4 million. In addition to the $10.0 million prepayment on the standby line of credit, the debt repayments in 6M/14 includes $7.4 million related to repayments on the Company’s gold loan.

Cash and Bullion of $53.4 Million at June 30, 2014

Cash and bullion at June 30, 2014 totaled $53.4 million ($53.0 million of cash and cash equivalents and $0.4 million of bullion inventory, valued at market prices) compared to $34.0 million ($33.1 million of cash and cash equivalents and $0.9 million of bullion inventory, valued at market prices) at December 31, 2013. The increase in cash and bullion was after debt repayments of $17.4 million, including the $10.0 million prepayment on the Company’s standby line of credit.  Of the increase in cash and bullion in 6M/14, $5.0 million resulted from a flow-through financing completed on May 22, 2014, with the remainder from internally generated cash flow. .

Cash flow from operating activities, before movements in working capital, totaled $38.7 million in Q2/14 compared to $10.2 million for the same period in 2013 ($36.8 million and $7.7 million, respectively, for Q2/14 and Q2/13 after movements in working capital). Investing activities represented a use of cash totaling $12.7 million in Q2/14 reflecting capital expenditures during the quarter. Financing activities accounted for $15.0 million of cash used during Q2/14, including $10 million related to a prepayment on the Company’s standby line of credit, $4.0 million of payments (principal and interest) on the Company’s gold loan and $1.0 million of payments for finance leases.

Strong Growth in Both Cash Earnings and Earnings from Mine Operations

The Company generated cash earnings from mine operations in Q2/14 of $42.7 million, more than three times the $13.8 million reported in Q2/13. The significant increase in cash earnings from mine operations mainly reflected the 94% increase in gold sales and the impact of lower unit cash operating costs and improved margins. These same factors also largely accounted for a $44.0 million increase in cash earnings from mine operations in 6M/14, to $74.7 million, compared to $30.7 million in 6M/13.

Earnings from mine operations, which include cash earnings as well as the impact of depreciation and depletion expense and share based payments increased to $22.3 million in Q2/14 from $1.8 million in Q2/13. For the first half of 2014, earnings from mine operations totaled $36.7 million, from $5.7 million in 6M/13. The impact of higher cash earnings and reduced depreciation and depletion expense per ounce sold accounted for the increases in earnings from mine operations in Q2/14 and 6M/14 compared to the same periods in 2013.

Company Reports Net Earnings of $13.1 Million in Q2/14, $17.8 Million in 6M/14

The Company reported net earnings of $13.1 million or $0.03 per common share in Q2/14 compared to a net loss of $5.4 million or $0.01 per common share in Q2/13. The net loss in Q2/13 included a $4.3 million loss from discontinued activities relating to the sale of the Company’s Mexico subsidiary. The higher net earnings for Q2/14 resulted mainly from higher gold sales and lower unit costs compared to last year’s second quarter.

Net earnings in 6M/14 totaled $17.8 million or $0.04 per common share, which compared to a net loss of $6.1 million (including $4.3 million loss from discontinued activities) or $0.01 per common share in 6M/13.

Adjusted Net Earnings of $13.2 Million in Q2/14 and $18.7 Million in 6M/14

Starting in the first quarter of 2014, the Company began reporting adjusted net earnings (see the Non-GAAP Measures section on page 18 of this MD&A for a full definition). Adjusted net earnings in Q2/14 totaled $13.2 million compared to adjusted net losses of $4.2 million recorded in Q2/13. Adjusted net earnings in 6M/14 totaled $18.7 million versus adjusted net losses of $6.9 million in 6M/13.

REVIEW OF OPERATIONS

Processing

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the City of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries exceeding 95%. In the third quarter of 2013, the second phase of an expansion was completed which increased the mill’s processing rate to over 3,000 tonnes per day.

In Q2/14, a total of 309,800 tonnes (approximately 3,400 tonnes per day) of ore was processed at the Bell Creek Mill, an increase of 34% from Q2/13 reflecting higher capacity levels following completion of the Company’s mill expansion in the third quarter of 2013. A total of 52,300 ounces were recovered in Q2/14 at an average grade of 5.4 grams per tonne with recoveries averaging 96.6%. Production in Q2/14 compared to 230,960 tonnes (approximately 2,540 tonnes per day) at an average grade of 4.3 grams per tonne and recoveries of 95.7% for 30,800 recovered ounces in Q2/13. The Company poured 53,500 ounces of gold in Q2/14, a 68% increase from the 31,800 ounces poured in Q2/13.

During 6M/14, the Company processed 593,600 tonnes (approximately 3,280 tonnes per day) of ore at an average grade of 5.3 grams per tonne and average recoveries of 96.6% for a total of 96,900 recovered ounces. 6M/14 production compared to 428,560 tonnes (approximately 2,370 tonnes per day) at an average grade of 4.1 grams per tonne and recoveries of 95.6% for 54,000 ounces recovered for the same period in 2013.

Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of Timmins, Ontario at the junction of highways 101 and 144. The mine was established on January 1, 2012, through the combination of the Timmins Deposit and the adjacent Thunder Creek Deposit into a single fully integrated mining operation. The Company produces ore at Timmins West Mine using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal and transverse longhole mining. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface.

A total of 41,900 ounces of gold was produced at Timmins West Mine in Q2/14 from processing 248,800 tonnes at an average grade of 5.4 grams per tonne. Production for the quarter was 85% higher than the 22,600 ounces (178,000 tonnes at an average grade of 4.4 grams per tonne) produced in Q2/13. The increase in production reflected both greater throughput and higher grades. The increase in grades in Q2/14 compared to Q2/13 was related to mine sequencing and process improvements with production during Q2/14 coming largely from stopes in the Rusk Zone between the 660 and 765 levels at Thunder Creek and in the Ultramafic (‘UM”) and Footwall (“FW”) zones between the 770 and 850 levels at Timmins Deposit.

For the first half of 2014, a total of 76,000 ounces of gold was produced at Timmins West Mine from processing 464,699 tonnes at an average grade of 5.2 grams per tonne. 6M/14 production was almost three times the 25,600 ounces produced during 6M/13 (211,700 tonnes at an average grade of 3.9 grams per tonne). Higher throughput and the favourable impact of mine sequencing on average grades mainly accounted for the increase in production compared to 6M/13.

During Q2/14, the Company invested $7.0 million at the Timmins West Mine ($15.4 million in 6M/14), mainly related to investments in mine development and equipment as well as exploration drilling and development. The Company completed 1,011 metres of capital development in Q2/14, mainly focused on continued ramp development and level development in both Timmins Mine and Thunder Creek. During the quarter, the ramp at Timmins Deposit was extended to below the 890 Level. The ramp at Thunder Creek was driven upward from the 555 Level to the 520 Level. In addition to all other associated infrastructure development, a portion of the capital development was associated with an exploration drift on the 790 level at Timmins Deposit.

A total of 16,484 metres of in-mine, definition drilling was completed in Q2/14. Drilling during the quarter was focused on the Ultramafic and Footwall zones between the 850 and 1,120 levels at the Timmins Deposit. At Thunder Creek, drilling was completed between the 660 and 590 levels (platform on the 625 Level) and a program was initiated from the 765 Level testing between the 765 and the 890 levels.

During Q2/14, drilling continued on an exploration program initiated in January 2014 focused on targets outside the Mine’s existing resources. The program includes approximately 20,000 metres of drilling, and 167 metres of development focused on exploring high-potential areas along strike and down dip of current zones at the Timmins Deposit as well as areas along the sediment/ultramafic contact between the Timmins Deposit and Thunder Creek. Progress during Q2/14 included drilling from a new cut out on the 830 Level to test the area between the Timmins and Thunder Creek deposits, as well as completion of a new drift from the east side of the 790 Level. Drilling from the 790 Level drift is testing a potential new fold nose structure east of the Timmins Deposit. Drilling was also started from the 765 Level at Thunder Creek with the program aimed at upgrading resources from the inferred category to the indicated category and extending the Porphyry Zone mineralization below the 780 Level. A total of 3,944 metres of exploration drilling was completed at Timmins West Mine during Q2/14 (7,000 metres in 6M/14). Drill core from the program is currently being sampled and assayed.

Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of Timmins, Ontario. Ore at Bell Creek is trucked to surface using a five metre wide by five metre high ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface.

During Q2/14, a total of 10,400 ounces of gold was produced from Bell Creek Mine (61,000 tonnes at an average grade of 5.6 grams per tonne), which compared to production of 6,600 ounces (53,000 tonnes at an average grade of 4.1 grams per tonne) in Q2/13. Production in Q2/14 was primarily in the North A and Hanging Wall zones between the 595 Level and 670 Level. Increased tonnage in Q2/14 compared to the same quarter in 2013 reflected an increase in the mining rate given a widening of the orebody at depth. The 37% improvement in average grade resulted from mine sequencing and process improvement.

Production in 6M/14 totaled 20,900 ounces of gold (129,000 tonnes at an average grade of 5.3 grams per tonne), a 63% increase from 12,000 ounces (94,200 tonnes at an average grade of 4.2 grams per tonne). Higher throughput levels and increased average grades accounted for the strong growth compared to 6M/13.

In the Q2/14, the Company invested $3.2 million ($6.7 million in 6M/14) at the Bell Creek Mine mainly for mine development and equipment. The Company completed 619 metres of capital development during the Q2/14, primarily related to ramp development from the 730 Level to the 760 Level, lateral level development from the 715 Level to the 745 level, as well as escapeway and ventilation raise development. In addition, development for an exploration drift (for drilling at depth) on the 610 Level commenced during the quarter. A total of 4,546 metres of in-mine, definition drilling was completed at the Bell Creek Mine during Q2/14 (9,632 metres in 6M/14) in support of ongoing mining operations.

In January 2014, a new exploration program, involving approximately 4,000 metres of drilling, was initiated targeting high-potential areas near existing resources. To the end of Q2/14, 3,831 metres of drilling had been completed testing the Bell Creek vein structures between the 775 Level (the bottom of the existing reserve) and 925 Level.

In July, the Company approved an additional program for 18,000 metres of drilling and 54 metres of development for drill drift platforms.  The $1.8 million program is being completed as part of work to test the extension of mineralization below the current reserve in support of continuing development below the 775 Level into the Labine Deep Zone.

FINANCIAL REVIEW

The table that follows highlights the results of operations for the three and six months ended June 30, 2014 and 2013:

	Three months ended June 30,		Six months ended June 30,
(in $’000, except the per share amounts)	2014	2013	2014	2013
Revenue	$75,091	$39,675	$136,550	$82,532
Cash operating costs	(32,405)	(25,867)	(61,875)	(51,865)
Cash earnings from operations	42,686	13,808	74,675	30,667
Depreciation and depletion	(20,301)	(11,891)	(37,798)	(24,764)
Share based payments in production costs	(101)	(120)	(196)	(246)
Earnings from mine operations	22,284	1,797	36,681	5,657
Expenses*
General and administrative	(3,179)	(2,430)	(6,080)	(4,952)
Exploration	(213)	(351)	(447)	(774)
Share-based payments in expenses	(854)	(453)	(1,606)	(936)
	18,038	(1,437)	28,548	(1,005)
Other income (loss), net	73	6,272	(534)	8,648
Share of loss of investments in associates	(113)	(232)	(382)	(551)
Write down of investment in associates	—	(2,953)	—	(2,953)
Earnings before finance items	17,998	1,650	27,632	4,139
Finance expense, net	(4,865)	(2,794)	(9,804)	(5,895)
Earnings (loss) before taxes	13,133	(1,144)	17,828	(1,756)
Loss from discontinued operations	—	(4,302)	—	(4,302)
Net earnings (loss)	$13,133	$(5,446)	$17,828	$(6,058)
Basic and diluted income (loss) per share
Income (loss) per share from continuing operations	$0.03	$(0.00)	$0.04	$(0.00)
Income (loss) per share	$0.03	$(0.01)	$0.04	$(0.01)

*General and administrative and exploration expenses differ from the balances on the consolidated statements of comprehensive income (loss) by the share based payments in expenses of $854 and $1,606, respectively for the three months ended June 30, 2014 ($453 and $936, respectively, for the same periods in 2013).

Summary

Cash earnings from mine operations of $42.7 million in the second quarter of 2014 were $28.9 million or more than triple the same period in 2013 due to higher gold sales and lower operating costs per unit. Gold price realized in the second quarter of 2014 of $1,404 was 3% lower than in the same period in 2013 reflecting decreased market gold prices.

The Company reported net earnings of $13.1 million or $0.03 per common share in the second quarter of 2014 compared to a net loss of $5.4 million in the same period of 2013. The net loss in the second quarter of 2013 includes the impact of a loss from the disposal of the Company’s Mexico subsidiary of $4.3 million (loss from discontinued operations). Excluding the loss from discontinued operations, the Company’s net loss in the second quarter of 2013 was $1.1 million. Higher gold sales, improved unit costs as well as lower depletion and depreciation per ounce more than offset the impact of a lower average gold price in accounting for the improved earnings performance compared to last year’s second quarter.

Cash earnings from mine operations of $74.7 million in the first half of 2014 were $44.0 million, or one and a half times higher, than in the same period in 2013 due to higher gold sales and lower operating costs per unit which more than offset the impact of an 8% reduction in the Canadian gold price realized.

The Company reported net earnings of $17.8 million or $0.04 per common share in the first half of 2014 compared to a net loss of $6.1 million in the same period of 2013. The net loss in the first half of 2013, includes the impact of the loss from discontinued operations of $4.3 million. Excluding the loss from discontinued operations, the Company’s net loss in the first half of 2013 was $1.8 million. Higher gold sales, improved unit costs as well as lower depletion and depreciation per ounce more than offset the impact of a lower average gold price in accounting for the improved earnings performance compared to last year’s second quarter.

Discontinued operations

On January 30, 2013 the Company and Revolution Resources Corp., subsequently renamed IDM Mining Ltd. (“IDM”) entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to IDM for a number of shares of IDM and other consideration.

The agreement closed on May 8, 2013 (“closing date”) at which time the Company received 20 million common shares of IDM. For the three and six months ended June 30, 2013, the Company recorded a loss of $4.3 million on the discontinued operations.

At the closing date the Company’s interest in IDM increased to 22.5% (from approximately 7% before the transaction) and IDM became an associate of Lake Shore Gold. As such, from May 8, 2013 to June 13, 2014 (refer to discussion on “Other income (loss), net” further down on this MDA), IDM was accounted under the equity method of accounting.

Prior to the closing date, the Company’s investment in IDM was considered available for sale and marked to market at each period end with changes in value accumulated in other comprehensive income (loss) as part of investment revaluation reserve. The Company recorded a loss of $1.7 million on the transaction (deemed disposition of the available for sale investment in IDM).

Revenue

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenues
Gold sales (ounces)	53,500	27,600	96,500	53,700
Realized gold price ($/ounce)	$1,404	$1,441	$1,416	$1,539
Revenues ($’000)	$75,091	$39,675	$136,550	$82,532

Revenues for the three and six months ended June 30, 2014 are 89% and 65% higher, respectively, than in the same periods in 2013 reflecting higher gold sales which more than offset lower gold price realized.

Cash operating costs

Cash operating costs in the second quarter of 2014 totaled $32.4 million, which represented US$556 per ounce sold compared to cash operating costs of $25.9 million or US$908 per ounce in the second quarter of 2013. Cash operating costs in the first half of 2014 totaled $61.9 million, which represented US$585 per ounce sold compared to cash operating costs of $51.9 million or US$944 per ounce in the second half of 2013.

The higher cash operating costs in the second quarter and first half of 2014 compared to the same periods in 2013 reflected increased production volumes. Lower per unit costs in the second quarter and first half of 2014 compared to same periods in 2013 reflect increased grades, the benefit of completed infrastructure, as well as the impact of a number of cost control measures introduced since the end of the first quarter of 2013 in response to lower gold prices.

Depreciation and depletion

Depreciation and depletion in the second quarter and first half of 2014 of $20.3 million and $37.8 million, respectively, increased by $8.4 million and $13.0 million from the same periods in 2013, reflecting increased production volumes and sales. On a per ounce sold basis, depletion and depreciation were $379 and $392, respectively, for the second quarter and first half of 2014, or 12% and 15% lower, respectively, than the same periods in 2013.

The reduction in per unit depletion and depreciation costs from 2013 was mainly due to the lower carrying value of mining interests in 2014 after the impairment charge recorded at the end of 2013.

Share-based payments in production costs

Share-based payments in production costs of $0.1 million and $0.2 million in the second quarter and first half of 2014 were comparable to the same periods in 2013.

Other income (loss) and expenses

General and administrative expenses for the second quarter and first half of 2014 of $3.2 million and $6.1 million, respectively, increased by $0.8 million and $1.1 million, respectively, from the same periods in 2013. The increase is due to expenditures for management restructuring and timing of certain accruals.

Exploration expenses, which include green field exploration expenditures of $0.2 million and $0.4 million for the second quarter and first half of 2014, respectively, are $0.1 million and $0.3 million lower than in the same periods in 2013, reflecting the Company’s focus on operations and development activities and capital exploration.

Share based payments in expenses for the three and six months ended June 30, 2014 were $0.9 million and $1.6 million, respectively, or $0.4 million and $0.7 million higher than in the same periods in 2013 mainly due to a larger number of preferred share units and deferred share units vesting in the 2014.

Other income (loss), net, for the three and six months ended June 30, 2014 and 2013 is as follows (in $’000s):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Unrealized and realized gain on embedded derivatives	$803	$8,497	$1,789	$10,591
Write down of unamortized transaction costs on loan prepayment	(964)	—	(964)	—
Gain on deemed disposition of investments in associates	1,038	—	1,038	—
Loss on deemed disposition of available for sale investment	—	(1,681)	—	(1,681)
Unrealized and realized foreign exchange loss, net	(804)	(744)	(2,397)	(424)
Gain on disposal of mining interest	—	200		200
Unrealized loss on warrants	—	—		(38)
Other income (loss), net	$73	$6,272	$(534)	$8,648

The unrealized and realized gain on embedded derivatives of $0.8 million and $1.8 million, respectively for the three and six months ended June 30, 2014 ($8.5 million and $10.6 million for the same periods in 2013) represents the gain from the mark to market of the embedded derivatives on the Sprott gold loan as a result of movements in gold prices. The decrease in the realized and unrealized gain reflects decreased gold prices from 2013 as well as less payments remaining on the Sprott gold loan at June 30, 2014 compared to June 30, 2013.

On June 4, 2014, the Company repaid $10.0 million of its standby line of credit with Sprott and wrote down $1.0 million from unamortized transaction costs.

On June 13, 2014 the Company’s interest in IDM was diluted to 11.6% (from 22.5%) reflecting Lake Shore Gold’s decision not to participate in a financing by IDM. Effective June 13, 2014 (the “change date”), the investment in IDM was transferred to available for sale investments since IDM is no longer considered an associate of the Company. The Company recorded a gain of $1.0 million on the change date, representing the difference between the Company’s carrying value of the investment in IDM and the market value of the available for sale investment in IDM on June 13, 2014.

Loss on deemed disposition of available for sale investment is discussed above under “Discontinued Operations” and relates to the transaction with IDM which closed in May 8, 2013.

Unrealized and realized foreign exchange loss of $0.8 million and $2.4 million, respectively for the three and six months ended June 30, 2014 ($0.7 million and $0.4 million for the same periods in 2013) includes unrealized losses from the mark to market of the embedded derivative on the Sprott Gold Loan and reflects movements in the C$/US$ exchange rate during the periods.

Gain on disposal of mining interest represents the gain from the sale of a non-core exploration property for $0.2 million in the second quarter of 2013.

Share of loss of investments in associates of $0.1 million and $0.4 million, respectively for the three and six months ended June 30, 2014 decreased by $0.1 million and $0.2 million compared to the same periods in 2013 and represents the Company’s proportionate share of the losses relating to its equity investments for the periods.

Write down of investments in associates in 2013 of $3.0 million reflects the write down of certain investments in associates to their fair value, as the decline in value was considered significant or prolonged.

Finance expense, net, for the three and six months ended June 30, 2014 of $4.9 million and $9.8 million, respectively, is $2.1 million and $3.9 million higher than in the same periods in 2013, primarily due to the capitalizing of a portion of the borrowing costs in 2013 ($2.5 million and $4.4 million capitalized, respectively, for the three and six months ended June 30, 2013). There were no borrowing costs capitalized on mining interests in the first quarter of 2014 since the Bell Creek Mill expansion was finalized in the third quarter of 2013.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Revenue	$75,091	$61,459	$65,814	$44,301
Earnings (loss) from mine operations	$22,284	$14,397	$(213,260)	$7,554
Finance expense, net	$(4,865)	$(4,939)	$(5,286)	$(3,495)
Net earnings (loss)	$13,133	$4,695	$(225,693)	$(1,718)
Loss from discontinued operations	$—	$—	$—	$—
Net income (loss) per share* basic and diluted
From continuing and discontinued operations	$0.03	$0.01	$(0.54)	$(0.00)
From discontinued operations	$0.00	$0.00	$0.00	$(0.00)

Fiscal quarter ended	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012
Revenue	$39,675	$42,857	$33,976	$33,734
Earnings (loss) from mine operations	$1,797	$3,860	$(227,694)	$2,573
Finance (expense) income, net	$(2,794)	$(3,101)	$(2,778)	$7
Net loss	$(5,446)	$(612)	$(302,226)	$(10,771)
Loss from discontinued operations	$(4,302)	$—	$(71,500)	$(3)
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.01)	$(0.00)	$(0.73)	$(0.03)
From discontinued operations	$(0.00)	$(0.00)	$(0.17)	$(0.00)

* Net income (loss) per share is calculated based on the weighted average number of shares outstanding for the quarter

The loss from mine operations in the fourth quarters of 2013 and 2012 includes impairment charges related to the Timmins West Mine cash generating unit of $225.0 million and $231.0 million, respectively. Excluding the impairment charges, earnings from mine operations in the fourth quarters of 2013 and 2012 totaled $11.7 million and $3.3 million, respectively. Absent the impairment charges, the increase in earnings from mine operations in the fourth quarter of 2013 compared to the previous quarter is due to higher gold sales and lower production costs, partially offset by lower gold price realized.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2014 the Company’s cash and bullion was $53.4 million, an increase of $19.4 million from December 31, 2013. In the second quarter and first half of 2014, the Company generated cash from operating activities of $36.8 million and $61.8 million, respectively, which compared to $7.7 million and $23.9 million, respectively, for the same periods in 2013. The increases in both periods largely reflected higher cash earnings from mine operations, resulting from greater sales volumes and lower unit costs.

Receivables and prepaids at June 30, 2014 of $3.2 million are comparable to balances at December 31, 2013 ($3.6 million), with the slight decrease mainly due to HST receivable. Accounts payable and accrued liabilities of $20.8 million at June 30, 2014 are lower than the balance at December 31, 2013 ($21.6 million) primarily due to timing.

Net cash used in investing activities of $12.7 million and $27.0 million, respectively for the three and six months ended June 30, 2014 is $16.4 million and $43.1 million lower than in the same periods in 2013 reflecting lower capital investments in the 2014 as the Company has largely completed its mill expansion and other growth infrastructure.

On May 13, 2014, the Company raised gross proceeds of $5.0 million through the issuance of 5,300,000 flow-through common shares under a private placement at $0.95 per flow-through share. The Company has until December 31, 2015 to spend the flow-through funds raised on eligible Canadian exploration expenditures (“CEE”).

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility totaling up to $70.0 million, secured by the material assets of the Company. The Facility involves two components, a $35.0 million gold loan and a standby line of credit for an additional $35.0 million. The transaction closed on July 16, 2012, at which time the Company received $35.0 million for the gold loan. The standby line of $35.0 million was drawn down on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company will repay the standby line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016; previously, the standby line was due in full on January 1, 2015. The Company repaid $5.0 million of the standby line in December 2013 and $10.0 million in June 2014.

The gold loan is being repaid through 29 monthly cash payments, which started January 31, 2013, based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date prior to payment. The Company paid $4.0 million in the second quarter of 2014 related to the gold loan of which $3.7 million were principal repayments. To June 30, 2014, the Company had made payments totaling $24.5 million related to the gold loan (principal and interest), with eleven monthly payments remaining as of that date.

The Sprott debt facility has certain financial covenants, discussed in note 19 of the consolidated financial statements of the Company for the year ended December 31, 2013 and 2012, which must be maintained on an ongoing basis. The Company was in compliance with all debt covenants throughout the six months ended June 30, 2014 and the year ended December 31, 2013.

Based on current cash and cash equivalents and anticipated cash flows from operations, the Company expects to have adequate funding to finance its operating and investment plans and meet all contractual obligations over the next 12 months.

OUTSTANDING SHARE CAPITAL

As at July 30, 2014 there were 422,202,224 common shares issued and outstanding and the following options:

Number of Options Outstanding	Exercise Price Range
12,023,715	$0.37-$0.99
2,145,000	$1.00-$1.99
150,000	$2.00-$2.99
6,510,000	$3.00-$3.99
1,791,000	$4.00-$4.13
22,619,715

NON-GAAP MEASURES

The Company has included in this MD&A certain Non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use such Non-GAAP measures to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Operating Costs and Cash Operating Cost Per Gold Ounce

Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating cost per ounce are common performance measures but do not have any standardized meaning.

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating cost per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate.

The Company discloses cash operating costs and cash operating cost per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash operating costs are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per ounce, in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Production costs ($’000)	$32,506	$25,987	$62,071	$52,111
Less share based payments ($’000)	(101)	(120)	(196)	(246)
Cash operating costs ($’000)	$32,405	$25,867	$61,875	$51,865
Gold sales (ounces)	53,500	27,600	96,500	53,700
Cash operating cost per ounces of gold ($/ounce)	$606	$937	$641	$966
Cash operating cost per ounces of gold (US$/ounce)	$556	$908	$585	$944

Cash Earnings from Mine Operations

Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. The Company defines cash earnings from mine operations by adding depletion and depreciation and share based payments in production costs to earnings from mine operations.

Cash earnings from mine operations for the three and six months ended June 30, 2014 and 2013 are shown below (in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Earnings from mine operations	$22,284	$1,797	$36,681	$5,657
Depletion and depreciation	20,301	11,891	37,798	24,764
Share based payments in production costs	101	120	196	246
Cash earnings from mine operations	$42,686	$13,808	$74,675	$30,667

All-In Sustaining Costs and All-In Sustaining Cost Per Ounce of Gold

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada C$/US$ exchange rate.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per ounce, in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Production costs	$32,506	$25,987	$62,071	$52,111
General and administrative	4,033	2,883	7,686	5,888
Rehabilitation - accretion and amortization (operating sites)	18	15	36	28
Mine in-site exploration and evaluation costs	1,304	925	2,290	2,220
Mine development expenditures	5,979	5,615	15,642	15,358
Sustaining capital expenditures	1,866	364	3,561	1,184
All-in sustaining costs	$45,706	$35,789	$91,286	$76,789
Gold sales (ounces)	53,500	27,600	96,500	53,700
All-in sustaining cost per ounces of gold ($/ounce)	$854	$1,297	$946	$1,430
All-in sustaining cost per ounces of gold (US$/ounce)	$784	$1,257	$862	$1,398

Adjusted Net Earnings

Adjusted net earnings excludes impairment charges, other income/losses (which includes gain/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gain/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt.

Adjusted net earnings are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per share, in 000’s):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Earnings (loss) from continuing operations	$13,133	$(1,144)	$17,828	$(1,756)
Share of loss of investments in associates	113	232	382	551
Write down of investments in associates	—	2,953	—	2,953
Other loss (income)	(73)	(6,272)	534	(8,648)
Adjusted net earnings (loss)	$13,173	$(4,231)	$18,744	$(6,900)
Weighted average number of shares outstanding (‘000)	419,019	416,620	417,840	416,450
Adjusted net earnings (loss) per share	$0.03	$(0.01)	$0.04	$(0.02)

ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The amendment to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IAS 36, Impairment of assets

IAS 36, Impairment of assets (“IAS 36”), was amended by the IASB in May 2013.  The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognised or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement (“IAS 39”), was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 is effective for periods beginning on or after January 1, 2014. IFRIC 21 did not have a significant impact on the Company’s condensed consolidated interim financial statements.

Accounting Standards Issued but Not Yet Effective

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9 fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016, with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2013 and 2012 (the “Annual Consolidated Financial Statements”), management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

Critical Judgments in Applying Accounting Policies

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities is the Canadian dollar, and the functional currency for the Company’s subsidiary in Mexico was the Mexican peso. The Company disposed of its Mexico entity on May 8, 2013.

Key Sources of Estimation Uncertainties

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the six months ended June 30, 2014 and 2013.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, drilling or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such a review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the CGU definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m) of the Annual Consolidated Financial Statements. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any off balance sheet arrangements or transactions with related parties during the six months ended June 30, 2014 and 2013.

RISKS AND CONTROLS

Financial Instruments Risk Exposure

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks. For a more detailed discussion on the financial instruments risk exposure refer to the MDA for the year ended December 31, 2013. In June 2014, the Company repaid $10.0 million owing on its standby line of credit with Sprott, which decreased the liquidity risk exposure. There are no other significant changes on the Company’s risk exposure as it relates to Financial Instruments.

Other Risks and Uncertainties

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott. The Company has held discussions with Sprott in regards to this risk.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2013.

Corporate Governance

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

The Company’s management, including the Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”) has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. Based on this assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). There have been no material changes in the internal controls over financial reporting during the first half of 2014.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2013, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective. There have been no material changes in the design and operations of disclosure controls and procedures during the first half of 2014.

Quality Control

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted and, as of March 18, 2013, all underground drilling used this same frequency. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes four different core sizes including; NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; BQTK which has a core diameter of 40.7mm; and BQ which has a core diameter of 36.4mm.  Most underground definition and delineation drilling is done with AQTK, BQTK or BQ with any underground exploration core with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK, BQ and AQTK sized core being whole core sampled and selected core from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All underground drill core is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Lab (1752 Riverside Drive, Timmins) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay, not used since May, 2013) and select drill core, test holes and production samples at Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579, not used since May, 2013). Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO 17025 CANP4E in early 2014).  Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO registered.

Qualified Persons

Scientific and technical information contained in this MD&A related to mining operations and reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this MD&A or source material, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true; prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2013, its Annual Information Form for the year ended December 31, 2013, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.